UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number: 001-41870

Diversified Energy Company plc

(Translation of registrant’s name into English)

1600 Corporate Drive

Birmingham, Alabama 35242

Tel: +1 205 408 0909

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On January 30, 2024, Diversified Energy Company plc (the “Company”) issued a press release containing an update on its business activity for the year ended December 31, 2023, and details regarding its annual results conference call. A copy of the Company’s press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated January 30, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diversified Energy Company plc

Date: January 30, 2024	By:	/s/ Bradley G. Gray
Bradley G. Gray
President & Chief Financial Officer